Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2025

Tel-Aviv, Israel, Jun. 30, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited interim consolidated financial results for the three month period ended March 31, 2025.

Financial Highlights

●	Total assets as of March 31, 2025 amounted to approximately €721.2 million, compared to total assets as of December 31, 2024 of approximately €677.3 million.

●	Revenues for the three months ended March 31, 2025 were approximately €8.9 million, compared to revenues of approximately €8.2 million for the three months ended March 31, 2024.

●	Profit for the three months ended March 31, 2025 was approximately €6.8 million, compared to loss of approximately €4.9 million for the three months ended March 31, 2024.

●	EBITDA for the three months ended March 31, 2025 was approximately €2.9 million, compared to EBITDA of approximately €1.6 million for the three months ended March 31, 2024. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

Financial Overview for the Three Months Ended March 31, 2025

●	Revenues were approximately €8.9 million for the three months ended March 31, 2025, compared to approximately €8.2 million for the three months ended March 31, 2024. The increase in revenues mainly results from revenues generated from our 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively.

●	Operating expenses were approximately €4.6 million for the three months ended March 31, 2025, compared to approximately €4.6 million for the three months ended March 31, 2024. Depreciation and amortization expenses were approximately €4.2 million for the three months ended March 31, 2025, compared to approximately €4.1 million for the three months ended March 31, 2024.

●	Project development costs were approximately €1 million for the three months ended March 31, 2025, compared to approximately €1.4 million for the three months ended March 31, 2024. The decrease in project development costs is mainly due to projects that reached “ready to build” status, which results in the commencement of the capitalization of expenses related to such projects into fixed assets.

●	General and administrative expenses were approximately €1.7 million for the three months ended March 31, 2025, compared to approximately €1.6 million for the three months ended March 31, 2024.

●	The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million for the three months ended March 31, 2025, compared to approximately €1.3 million for the three months ended March 31, 2024.

●	Other income was approximately €0.2 million for the three months ended March 31, 2025, compared to €0 for the three months ended March 31, 2024. The income during the three months ended March 31, 2025 was recognized based on insurance compensation in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024 due to loss of income in 2025.

●	Financing income, net, were approximately €7.2 million for the three months ended March 31, 2025, compared to financing expenses of approximately €3.3 million for the three months ended March 31, 2024. The change in financing expenses, net, was mainly attributable to higher income resulting from exchange rate differences that amounted to approximately €10.7 million for the three months ended March 31, 2025, compared to loss from exchange rate differences of approximately €0.6 million for the three months ended March 31, 2024, an aggregate change of approximately €11.3 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 5.9% devaluation of the NIS against the euro during the three months ended March 31, 2025, compared to a revaluation of 0.8% during the three months ended March 31, 2024. The increase in financing income for the three months ended March 31, 2025 was partially offset by an increase in financing expenses of approximately €0.9 million in connection with derivatives and warrants for the three months ended March 31, 2025, compared to the three months ended March 31, 2024.

●	Tax benefit was approximately €0.9 million for the three months ended March 31, 2025, compared to tax benefit of approximately €0.8 million for the three months ended March 31, 2024.

●	Loss from discontinued operation (net of tax) was €0 for the three months ended March 31, 2025, compared to a loss from discontinued operation (net of tax) of approximately €0.3 million for the three months ended March 31, 2024.

●	Profit for the three months ended March 31, 2025 was approximately €6.8 million, compared to loss of approximately €4.9 million for the three months ended March 31, 2024.

●	Total other comprehensive loss was approximately €4.9 million for the three months ended March 31, 2025, compared to total other comprehensive income of approximately €12 million in the three months ended March 31, 2024. The change in total other comprehensive income (loss) is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and by changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €1.9 million for the three months ended March 31, 2025, compared to total comprehensive income of approximately €7.1 million for the three months ended March 31, 2024.

●	EBITDA was approximately €2.9 million for the three months ended March 31, 2025, compared to approximately €1.6 million for the three months ended March 31, 2024.

●	Net cash from operating activities was approximately €0.3 million for the three months ended March 31, 2025, compared to approximately €1.2 million for the three months ended March 31, 2024.

●	On February 16, 2025, the Company issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.7 million (approximately €56.7 million as of the issuance date).

CEO Review for the First Quarter of 2025

In the first quarter, the Company’s revenues amounted to €8.9 million, an increase of approximately 9% in revenues compared to the corresponding quarter last year. These revenues do not include the Company’s share of Dorad’s revenues. The Company presented an increase of approximately 81% in EBITDA compared to the corresponding quarter last year (€2.9 million compared to €1.6 million in the corresponding quarter last year). The Company’s first quarter is a winter quarter and is characterized by low production and revenues compared to the other quarters of the year.

In the first half of 2025, the Company recorded significant progress in the start of construction and connection to the grid of new projects, which are expected to contribute to revenue growth in the near future.

In Italy – Financing agreements were signed for solar projects with a total capacity of 198 MW (of which 38 MW are already connected to the electricity grid), and a transaction was signed and consummated with Clal Insurance to enter as a partner (49%) in the aforementioned 198 MW. Construction work on 160 MW has begun and construction is progressing as planned. The remainder of the portfolio held by the Company (100%) is approximately 264 MW solar, of which 124 MW have received construction permits and the rest are expected to receive permits in the near future. These 264 MW are scheduled to begin construction in the last quarter of 2026.

In the US – The Company is advancing additional solar projects with a capacity of approximately 50 MW (beyond the existing portfolio (49 MW) which has completed construction), which are expected to begin construction during 2025. The intention is that these projects will be able to enjoy the full tax benefit currently in effect. The addition of battery storage to each of the projects is also under planning.

In the Netherlands – the Company received, after March 31, 2025, a license to increase production at the GGG facility by 64%. Licenses to increase production at the two additional facilities are in advanced stages. The new regulation for the obligation to blend green gas with fossil gas will commence according to the law in January 2027 (a delay of one year), but the targets for the first year have increased. Agreements have been signed for the sale of green certificates issued under the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands at current production capacity. The expected increase in production capacity from 16 million cubic meters of gas per year to around 24 million cubic meters of gas per year is expected to add significantly beyond that.

In Israel – the Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war damage to the Manara project. Ellomay Luzon (50% owned) provided a notice of exercise of its right of first refusal on the Zorlu-Phoenix transaction for the sale of Dorad’s shares. Ellomay Luzon and another shareholder exercised their right of first refusal with respect to all of the shares offered (15% of Dorad’s shares), and, subject to the timely fulfillment of the conditions to closing, Ellomay Luzon and the other shareholder are expected to share these shares in equal parts.

In Spain – The Company’s development activity in Spain focuses on battery storage, due to the high volatility in electricity prices in Spain, which stems from an excess of renewable energy during the transition seasons and causes damage to the stability of the grid. In the Company’s assessment, the solution is a significant increase in storage capacity, which is currently at very low levels in Spain. Regulation in Spain is also starting to move in this direction.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 17 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2025	2024	2025
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	35,148	41,134	38,021
Short term deposits	36,301	-	39,268
Restricted cash	656	656	710
Intangible asset from green certificates	195	178	211
Trade and revenue receivables	5,911	5,393	6,394
Other receivables	15,518	15,341	16,786
Derivatives asset short-term	650	146	703
	94,379	62,848	102,093
Non-current assets
Investment in equity accounted investee	40,107	41,324	43,385
Advances on account of investments	547	547	592
Fixed assets	487,100	482,747	526,914
Right-of-use asset	41,276	34,315	44,650
Restricted cash and deposits	15,569	17,052	16,842
Deferred tax	8,525	9,039	9,222
Long term receivables	13,882	13,411	15,017
Derivatives	19,855	15,974	21,478
	626,861	614,409	678,100

Total assets	721,240	677,257	780,193

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	20,761	21,316	22,458
Current maturities of other long-term loans	5,866	5,866	6,345
Current maturities of debentures	47,233	35,706	51,094
Trade payables	9,928	8,856	10,738
Other payables	8,913	10,896	9,642
Current maturities of derivatives	40	1,875	43
Current maturities of lease liabilities	733	714	793
Warrants	1,740	1,446	1,882
	95,214	86,675	102,995
Non-current liabilities
Long-term lease liabilities	32,673	25,324	35,344
Long-term bank loans	242,177	245,866	261,972
Other long-term loans	29,578	30,448	31,996
Debentures	186,691	155,823	201,951
Deferred tax	2,652	2,609	2,869
Other long-term liabilities	950	939	1,028
Derivatives	135	288	146
	494,856	461,297	535,306
Total liabilities	590,070	547,972	638,301

Equity
Share capital	25,613	25,613	27,707
Share premium	86,275	86,271	93,327
Treasury shares	(1,736)	(1,736)	(1,878)
Transaction reserve with non-controlling Interests	5,697	5,697	6,163
Reserves	7,381	14,338	7,984
Accumulated deficit	(3,567)	(11,561)	(3,859)
Total equity attributed to shareholders of the Company	119,663	118,622	129,444
Non-Controlling Interest	11,507	10,663	12,448
Total equity	131,170	129,285	141,892
Total liabilities and equity	721,240	677,257	780,193

*	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2025	2024	2024	2025
	Unaudited		Audited	Unaudited
	€ in thousands (except per share data)			Convenience Translation into US$*
Revenues	8,860	8,243	40,467	9,584
Operating expenses	(4,627)	(4,563)	(19,803)	(5,005)
Depreciation and amortization expenses	(4,238)	(4,055)	(15,887)	(4,584)
Gross profit (loss)	(5)	(375)	4,777	(5)

Project development costs	(1,045)	(1,415)	(4,101)	(1,130)
General and administrative expenses	(1,662)	(1,620)	(6,063)	(1,798)
Share of profits of equity accounted investee	1,189	1,286	11,062	1,286
Other income	198	-	3,409	214
Operating profit (loss)	(1,325)	(2,124)	9,084	(1,433)

Financing income	11,483	631	2,495	12,422
Financing income (expenses) in connection with derivatives and warrants, net	(376)	536	1,140	(407)
Financing expenses in connection with projects finance	(1,375)	(1,501)	(6,190)	(1,487)
Financing expenses in connection with debentures	(1,741)	(1,711)	(6,641)	(1,883)
Interest expenses on minority shareholder loan	(476)	(554)	(2,144)	(515)
Other financing expenses	(294)	(713)	(8,311)	(318)
Financing income (expenses), net	7,221	(3,312)	(19,651)	7,812
Profit (loss) before taxes on income	5,896	(5,436)	(10,567)	6,379
Tax benefit	922	828	1,424	997
Profit (loss) from continuing operations	6,818	(4,608)	(9,143)	7,376
Profit (loss) from discontinued operation (net of tax)	-	(312)	137	-
Profit (loss) for the period	6,818	(4,920)	(9,006)	7,376
Profit (loss) attributable to:
Owners of the Company	7,994	(3,613)	(6,524)	8,647
Non-controlling interests	(1,176)	(1,307)	(2,482)	(1,271)
Profit (loss) for the period	6,818	(4,920)	(9,006)	7,376

Other comprehensive income items
That after initial recognition in comprehensive income were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(9,538)	1,124	8,007	(10,318)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	-	255
Effective portion of change in fair value of cash flow hedges	4,264	10,461	5,631	4,613
Net change in fair value of cash flow hedges transferred to profit or loss	337	457	(813)	365
Total other comprehensive income	(4,937)	12,042	13,080	(5,340)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(6,957)	6,656	10,039	(7,526)
Non-controlling interests	2,020	5,386	3,041	2,186
Total other comprehensive income (loss)	(4,937)	12,042	13,080	(5,340)
Total comprehensive income for the period	1,881	7,122	4,074	2,036

Total comprehensive income for the period attributable to:
Owners of the Company	1,037	3,043	3,515	1,121
Non-controlling interests	844	4,079	559	915
Total comprehensive income for the period	1,881	7,122	4,074	2,036

*	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2025	2024	2024	2025
	Unaudited		Audited	Unaudited
	€ in thousands (except per share data)			Convenience Translation into US$*
Basic profit (loss) per share	0.62	(0.28)	(0.51)	0.67
Diluted profit (loss) per share	0.62	(0.28)	(0.51)	0.67

Basic profit (loss) per share continuing operations	0.62	(0.31)	(0.52)	0.67
Diluted profit (loss) per share continuing operations	0.62	(0.31)	(0.52)	0.67

Basic profit (loss) per share discontinued operation	-	(0.02)	0.01	-
Diluted profit (loss) per share discontinued operation	-	(0.02)	0.01	-

*	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands

For the three months ended March 31, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit for the period	-	-	7,994	-	-	-	-	7,994	(1,176)	6,818
Other comprehensive income for the period	-	-	-	-	(9,329)	2,372	-	(6,957)	2,020	(4,937)
Total comprehensive income for the period	-	-	7,994	-	(9,329)	2,372	-	1,037	844	1,881
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at March 31, 2025	25,613	86,275	(3,567)	(1,736)	(883)	8,264	5,697	119,663	11,507	131,170

For the three months ended March 31, 2024* (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(3,613)	-	-	-	-	(3,613)	(1,307)	(4,920)
Other comprehensive income for the period	-	-	-	-	1,088	5,568	-	6,656	5,386	12,042
Total comprehensive income (loss) for the period	-	-	(3,613)	-	1,088	5,568	-	3,043	4,079	7,122
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	30	-	-	-	-	-	30	-	30
Balance as at March 31, 2024	25,613	86,189	(8,650)	(1,736)	1,473	9,482	5,697	118,068	14,183	132,251

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended
December 31, 2024 (audited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive income for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)
For the three months
ended March 31, 2025 (unaudited):
Balance as at January 1, 2025	27,707	93,323	(12,506)	(1,878)	9,136	6,374	6,163	128,319	11,533	139,852
Loss for the period	-	-	8,647	-	-	-	-	8,647	(1,271)	7,376
Other comprehensive income for the period	-	-	-	-	(10,092)	2,566	-	(7,526)	2,186	(5,340)
Total comprehensive income for the period	-	-	8,647	-	(10,092)	2,566	-	1,121	915	2,036
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at March 31, 2025	27,707	93,327	(3,859)	(1,878)	(956)	8,940	6,163	129,444	12,448	141,892

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2025	2024	2024	2025
	Unaudited		Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	6,818	(4,920)	(9,006)	7,376
Adjustments for:
Financing expenses (income), net	(7,221)	3,167	19,247	(7,812)
Loss from settlement of derivatives contract	-	-	316	-
Impairment losses on assets of disposal groups classified as held-for-sale	-	601	405	-
Depreciation and amortization expenses	4,238	4,084	15,935	4,584
Share-based payment transactions	4	30	112	4
Share of profit of equity accounted investees	(1,189)	(1,286)	(11,062)	(1,286)
Payment of interest on loan from an equity accounted investee	-	-	-	-
Change in trade receivables and other receivables	6,178	(2,342)	(8,824)	6,683
Change in other assets	(496)	-	3,770	(537)
Change in receivables from concessions project	-	315	793	-
Change in trade payables	1,267	(68)	(31)	1,371
Change in other payables	(5,358)	2,796	4,455	(5,796)
Tax benefit	(922)	(805)	(1,429)	(997)
Income taxes refund (paid)	-	564	623	-
Interest received	351	907	2,537	380
Interest paid	(3,408)	(1,892)	(9,873)	(3,687)
	(6,556)	6,071	16,974	(7,093)
Net cash from operating activities	262	1,151	7,968	283

Cash flows from investing activities
Acquisition of fixed assets	(18,550)	(9,020)	(72,922)	(20,066)
Interest paid capitalized to fixed assets	(876)	-	(2,515)	(948)
Proceeds from sale of investments	-	-	9,267	-
Advances on account of investments	-	-	(163)	-
Proceeds from advances on account of investments	-	-	514	-
Investment in settlement of derivatives, net	-	14	(316)	-
Proceed from restricted cash, net	1,307	1,153	689	1,414
Proceeds from investment in short-term deposits	(39,132)	(28)	1,004	(42,331)
Net cash used in investing activities	(57,251)	(7,881)	(64,442)	(61,931)

Cash flows from financing activities
Issuance of warrants	-	3,735	2,449	-
Cost associated with long term loans	(658)	(638)	(2,567)	(712)
Payment of principal of lease liabilities	(372)	(299)	(2,941)	(402)
Proceeds from long-term loans	306	380	19,482	331
Repayment of long-term loans	(1,792)	(2,357)	(11,776)	(1,938)
Repayment of debentures	--	-	(35,845)	-
Proceeds from issuance of debentures, net	56,729	36,450	74,159	61,366
Net cash from financing activities	54,213	37,271	42,961	58,645

Effect of exchange rate fluctuations on cash and cash equivalents	(3,210)	1,667	3,092	(3,472)
Increase (decrease) in cash and cash equivalents	(5,986)	32,208	(10,421)	(6,475)
Cash and cash equivalents at the beginning of year	41,134	51,555	51,127	44,496
Cash from disposal groups classified as held-for-sale	-	(1,041)	428	-
Cash and cash equivalents at the end of the period	35,148	82,722	41,134	38,021

*	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments

		Spain							Total
	Italy	Subsidized	28 MV		USA	Netherlands	Israel		reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the three months ended March 31, 2025
	€ in thousands

Revenues	945	786	406	3,246	—	3,477	15,061	—	23,921	(15,061)	8,860
Operating expenses	(435)	(105)	(84)	(1,024)	(305)	(3,206)	(11,693)	—	(16,851)	12,224	(4,627)
Depreciation expenses	(225)	(229)	(252)	(2,839)	—	(676)	(1,268)	—	(5,489)	1,251	(4,238)
Gross profit (loss)	313	452	84	(617)	(305)	(405)	2,100	—	1,623	(1,628)	(5)

Adjusted gross profit (loss)	313	452	84	(617)	(305)	(405)	2,100	—	1,623	(1,628)	(5)
Project development costs											(1,045)
General and administrative expenses											(1,662)
Share of loss of equity accounted investee											1,189
Other income, net											198
Operating profit											(1,325)
Financing income											11,483
Financing income in connection with derivatives and warrants, net											(376)
Financing expenses in connection with projects finance											(1,375)
Financing expenses in connection with debentures											(1,741)
Interest expenses on minority shareholder loan											(476)
Other financing expenses											(294)
Financing expenses, net											7,221
Loss before taxes on income											5,896
Segment assets as at March 31, 2025	87,185	13,242	19,475	223,844	60,458	32,801	108,858	180,504	726,366	(5,126)	721,240

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2025	2024	2024	2025
	€ in thousands			Convenience Translation into US$*
Net profit (loss) for the period	6,818	(4,920)	(9,006)	7,376
Financing expenses (income), net	(7,221)	3,312	19,651	(7,812)
Tax benefit	(922)	(828)	(1,424)	(997)
Depreciation and amortization expenses	4,238	4,055	15,887	4,584
EBITDA	2,913	1,619	25,108	3,151

*	Convenience translation into US$ (exchange rate as at March 31, 2025: euro 1 = US$ 1.082)

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 30, 2025, and below.

Net Financial Debt

As of March 31, 2025, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €170 million (consisting of approximately €3031 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €241.42 million in connection with (i) the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), (ii) the Series D Convertible Debentures issuance (in February 2021), (iii) the Series E Secured Debentures issuance (in February 2023), (iv) the Series F Debentures issuance (in January, April, August and November 2024) and (v) the Series G Debentures issuance (in February 2025)), net of approximately €71.4 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €3033 million of project finance and related hedging transactions of the Company’s subsidiaries).

Discussion concerning Warning Signs

Upon the issuance of the Company’s Debentures, the Company undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of the company’s Debentures. This model provides that in the event certain financial “warning signs” exist in the Company’s consolidated financial results or statements, and for as long as they exist, the Company will be subject to certain disclosure obligations towards the holders of the Company’s Debentures.

One possible “warning sign” is the existence of a working capital deficiency if the Company’s Board of Directors does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of March 31, 2025, the Company’s Board of Directors noted the working capital deficiency as of March 31, 2025, in the amount of approximately €0.96 million. The Company’s Board of Directors reviewed the Company’s financial position, outstanding debt obligations and the Company’s existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of March 31, 2025, does not indicate a liquidity problem. In making such determination, the Company’s Board of Directors noted the following: (i) the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, (ii) the Company’s positive cash flow from operating activities during 2023 and 2024, and (iii) funds received from the investment transaction with Clal Insurance Company Ltd. that was consummated in June 2025.

[1]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.5 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[2]	The amount of the debentures provided above includes an amount of approximately €6.7 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at March 31, 2025 in the amount of approximately €0.8 million.

[3]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March 31, 2025, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €116.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 59.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA,4 was 6.3.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended March 31, 2025:

For the four-quarter period ended March 31, 2025
Unaudited
€ in thousands
Profit for the period	2,274
Financing expenses, net	9,118
Taxes on income	(1,641)
Depreciation and amortization expenses	16,651
Share-based payments	86
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	484
Adjusted EBITDA as defined the Series C Deed of Trust	26,972

The Series C Debentures were fully repaid on June 30, 2025 in accordance with their terms.

[4]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef solar plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2025, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €116.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 59.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5 was 6.1.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 2025:

For the four-quarter period ended March 31, 2025
Unaudited
€ in thousands
Loss for the period	2,274
Financing expenses, net	9,118
Taxes on income	(1,641)
Depreciation and amortization expenses	16,651
Share-based payments	86
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	484
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	899
Adjusted EBITDA as defined the Series D Deed of Trust	27,871

[5]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[6]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024 (two plants) and the three months ended March 31, 2025 (one plant). The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached with respect to two of the three plants during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of March 31, 2025, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €116.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 59.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 6.1.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended March 31, 2025:

For the four-quarter period ended March 31, 2025
Unaudited
€ in thousands
Profit for the period	2,274
Financing expenses, net	9,118
Taxes on income	(1,641)
Depreciation and amortization expenses	16,651
Share-based payments	86
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	484
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	899
Adjusted EBITDA as defined the Series E Deed of Trust	27,871

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of March 31, 2025, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €40.1 million (approximately NIS 161.3 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[8]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024 (two plants) and the three months ended March 31, 2025 (one plant). The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached with respect to two of the three plants during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of March 31, 2025, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €115.9 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 59.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 6.1.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended March 31, 2025:

For the four-quarter period ended March 31, 2025
Unaudited
€ in thousands
Profit for the period	2,274
Financing expenses, net	9,118
Taxes on income	(1,641)
Depreciation and amortization expenses	16,651
Share-based payments	86
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	484
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	899
Adjusted EBITDA as defined the Series F Deed of Trust	27,871

[9]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[10]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024 (two plants) and the three months ended March 31, 2025 (one plant). The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached with respect to two of the three plants during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of March 31, 2025, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €115.9 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 59.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 6.1.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended March 31, 2025:

For the four-quarter period ended March 31, 2025
Unaudited
€ in thousands
Profit for the period	2,274
Financing expenses, net	9,118
Taxes on income	(1,641)
Depreciation and amortization expenses	16,651
Share-based payments	86
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	484
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	899
Adjusted EBITDA as defined the Series G Deed of Trust	27,871

[11]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[12]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024 (two plants) and the three months ended March 31, 2025 (one plant). The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached with respect to two of the three plants during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.